Exhibit (a)(ii)


To: All Employees With Outstanding Stock Options in Eligible Countries (United States, China, Finland, France, Germany, Hong Kong, India, Israel, Italy, Japan, Mexico, Spain and the United Kingdom)

From: David Kreinberg

Date: May 22, 2002

Subject: Offer to Cancel and Reissue Stock Options

--------------------------------------------------------------------------------

We are pleased to announce that we are offering you the opportunity to exchange your current eligible outstanding options (vested and unvested) with new options anticipated to be granted in the future. These new, "Replacement Options" will be granted at an exchange rate of 0.85 options for each old option that is cancelled. The cancellation date, referred to as the "Expiration Date," for existing options you elect to exchange in this program is currently expected to be June 20, 2002 and the Replacement Options are currently expected to be granted on December 23, 2002.

This letter summarizes the offer but does not contain all of the terms and conditions of the exchange program. You should carefully read the Offer to Exchange document and the PowerPoint presentation which summarizes the key aspects of the exchange program. Each of these documents, along with additional information regarding this program, can be found at the following website - http://www.comverse.com/StockExchangeProgram/. Additionally, you should carefully review your personalized Election Form, a hard copy of which will be delivered to you within the next day or so via our internal mail distribution system.

All eligible employees that have outstanding options may participate in the program and may elect to cancel all, any or none of their eligible options on a grant-by-grant basis. Eligible options are those with an exercise price that is greater than 110% of the closing sale price of our stock in the trading day immediately preceding the Expiration Date. Since we currently anticipate that the offer period will run from today, May 22 through June 20, 2002, this formula will be applied to the closing stock price on June 19, 2002. By way of example, if the closing price of our stock on June 19, 2002 is $12.00, then all options with an exercise price of $13.20 or higher will be eligible to participate in the program. If you choose to exchange options with a price lower than that determined by applying the 110% formula on June 19, those options will be considered ineligible and will not participate in the program.

Participation in this program is voluntary. We cannot make a recommendation as to whether you should participate or refrain from participating in this offer. You must make this decision based upon your individual circumstances and preferences. Participation involves risks, which are discussed in the offer documents, so it is critically important that you read carefully and understand the information provided. We advise you to consult with your tax and financial advisors before you make your decision regarding participation.

As stated above, you will receive 0.85 Replacement Options for each existing eligible option you choose to cancel. These Replacement Options are currently expected to be issued on December 23, 2002 with an exercise price equal to the closing price of our stock on that date. The vesting schedule for these newly issued options will be the same as the corresponding canceled options except that all options that have vested or would have vested through June 23, 2003 will vest on that date. All other terms and conditions of your canceled options will remain in effect, including the original term of the cancelled options.

Whether or not you choose to participate in this program, you will need to complete and return your Election Form according to the instructions on the form. On this form you can elect to cancel any, all or none of your outstanding options (both vested and unvested) on a grant-by-grant basis. You will not, however, be allowed to elect a portion of an outstanding grant to participate in the program. All Election Forms must be returned to the appropriate designated location no later than 5:00 pm New York City time on June 20, 2002, the currently anticipated Expiration Date of the offer. Failure to meet the deadline will be deemed an election by you not to participate in this offer. You may revoke or change your election to participate only on or before the Expiration Date, in writing. After the Expiration Date, you will not be able to change your election. You will receive an email confirmation once your election form has been received. Additionally, you will receive a personalized confirmation of the specific options that will be participating in the program sometime in the month of July.

Please note that, in light of US accounting rules and in accordance with the approval we received from our stockholders, in order for the Company to avoid recording a potentially significant compensation expense in our financial statements associated with stock option exchanges, we are required to wait at least six months and one day from the cancellation date before granting new options. Individuals who elect to cancel a grant but who, for whatever reason, are not employed with the Company on the date we grant the new options will not receive any new options in exchange for their cancelled options, and will not be able to recover their cancelled options.

During the weeks of May 27th, June 3rd and June 10th, we will conduct Employee Information Sessions. The purpose of these sessions is to review the offer in detail and to help provide answers to your questions. You can find out more about these sessions at the above mentioned website. Since this is an important decision, we strongly encourage you to attend one of these sessions.

If you have any questions about the offer, please email your questions to Stock_Exchange_Program@comverse.com . We will respond to questions as soon as practical.

                                                                               2